Filed Pursuant to Rule 433
Registration Statement No. 333-166058
Dated August 5, 2010
CNA Financial Corporation
$500,000,000
5.875% SENIOR NOTES DUE 2020

Issuer:	CNA Financial Corporation

Format:	SEC Registered

Securities:	5.875% Notes due 2020

Security Type:	Senior Unsecured Fixed Rate Notes

Trade Date:	August 5, 2010

Settlement Date:	August 10, 2010 (T + 3)

Maturity Date:	August 15, 2020

Principal Amount:	$500,000,000

Price to Public:	99.685% of principal amount

Spread to Treasury Benchmark:	300 basis points

Treasury Benchmark:	3.500% due May 15, 2020

Treasury Benchmark Yield:	2.917%

Coupon:	5.875%

Yield to Maturity:	5.917%

Interest Payment Dates:	Semi-annually on the 15th of each February and August, commencing on February 15th, 2011

Optional Redemption:	Make-whole redemption at any time at a discount rate of US Treasury + 45 bps

CUSIP; ISIN:	126117AQ3 ; US126117AQ37

Book-Running Managers:	Banc of America Securities LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
Morgan Stanley & Co. Incorporated
The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Book-Running Managers in the offering will arrange to send you the prospectus if you request it by contacting Banc of America Securities LLC toll-free at 1-800-294-1322, Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. at 1-877-858-5407, or Morgan Stanley & Co. Incorporated by email at prospectus@morganstanley.com.